EXHIBIT 4.3

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

General

Hanover Bancorp, Inc. (the “Company,” “we,” “us,” or “our”), a Maryland corporation and the holding company for Hanover Community Bank (the “Bank”), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.01 per share (“Common Stock”). The following summary describes the material terms of our Common Stock which are subject to Maryland law, including the Maryland General Corporation Law (the “MGCL”), and the common and constitutional law of Maryland and certain related provisions of our Articles of Incorporation (the “Articles”) and our Bylaws (the “Bylaws”). This summary does not purport to be complete and is qualified in its entirety by reference to the Articles, the Bylaws, and the applicable provisions of the MGCL.

Authorized Capital Stock

Our Articles authorize the Company to issue 32,000,000 shares of capital stock, consisting of 17,000,000 shares of Common Stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). The Common Stock is listed on the Nasdaq Global Select Market under the symbol “HNVR.”

Under the MGCL and as provided in our Articles, the Board of Directors (the “Board”), by resolution approved by a majority of the Whole Board and without any action by the stockholders, may amend the Articles to increase or decrease the aggregate number of shares of stock, or the number of shares of stock of any class or series, that the Company has authority to issue. The Board is also expressly authorized, without stockholder approval, to classify or reclassify any unissued shares of Preferred Stock into one or more series and to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of each such series (“blank check” preferred stock). Shares of capital stock may be issued from time to time by the Board without further stockholder approval, except as required by applicable law, rule, or regulation.

As of the date of the reincorporation, 150,000 shares of Series A Convertible Perpetual Preferred Stock were issued and outstanding, which rank pari passu with the Common Stock with respect to dividends and liquidation on an as-converted basis.

Voting Rights

Except as otherwise provided in the Articles and subject to the rights of the holders of any outstanding series of Preferred Stock, exclusive voting power is vested in the holders of Common Stock. Each holder of Common Stock is entitled to one vote for each share of Common Stock standing in the holder’s name on the books of the Company on all matters submitted to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights in the election of directors.

Directors are elected by a plurality of the votes cast at a meeting of stockholders at which a quorum is present. Except as otherwise required by law or the Articles, all other matters submitted to stockholders are determined by a majority of the votes cast for or against the action. The presence, in person or by proxy, of holders entitled to cast a majority of the votes entitled to be cast constitutes a quorum.

Notwithstanding any provision of the MGCL requiring a greater proportion than a majority for any action, the Articles provide that such action is valid and effective if authorized by the affirmative vote of the holders of a majority of the total number of shares of all classes outstanding and entitled to vote on the matter, except as otherwise provided in the Articles.

Subject to the rights of the holders of any series of Preferred Stock, any director, or the entire Board, may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Dividend Rights

Subject to the preferential rights of the holders of any outstanding series of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor.

Under the MGCL, a Maryland corporation generally may pay dividends from (i) its net earnings for the then-current fiscal year, (ii) its net earnings for the preceding fiscal year, or (iii) the sum of its net earnings for the preceding eight fiscal quarters, unless, after giving effect to the distribution, the corporation would not be able to pay its indebtedness as it becomes due in the usual course of business, or the corporation’s total assets would be less than the sum of its total liabilities plus (unless the charter provides otherwise) the amount that would be needed to satisfy the preferential rights upon dissolution of stockholders whose rights are superior to those receiving the distribution.

The Company’s ability to pay dividends is also subject to restrictions imposed by applicable banking laws and regulations and to the rights of holders of any Preferred Stock.

Liquidation Rights

Upon any liquidation, dissolution, or winding up of the affairs of the Company, whether voluntary or involuntary, holders of Common Stock are entitled to receive ratably, in proportion to the number of shares held by them, all of the remaining assets of the Company available for distribution to stockholders after: (i) payment or provision for payment of the Company’s debts and liabilities; (ii) distributions or provision for distributions to the holders of any class or series of stock having a preference over the Common Stock upon liquidation, dissolution, or winding up; and (iii) distributions or provision for distributions in settlement of the Liquidation Account established by the Company.

Preemptive and Other Rights

Holders of Common Stock have no preemptive or subscription rights to purchase or subscribe for any unissued capital stock or any other securities of the Company, except for preemptive rights that may be approved by the Board pursuant to a resolution approved by a majority of the directors then in office. Under the MGCL, the issuance of shares does not give rise to preemptive rights unless the charter expressly so provides.

The Common Stock has no conversion, redemption, or sinking fund rights, and is not subject to further calls or assessment. All outstanding shares of Common Stock are, and the shares issuable upon conversion of the Series A Convertible Perpetual Preferred Stock will be, validly issued, fully paid, and nonassessable.

Appraisal Rights

Under the MGCL, a stockholder of a Maryland corporation generally has the right to demand and receive payment of the fair value of the stockholder’s stock from the successor corporation if: the corporation consolidates or merges with, or converts into, another entity; the stockholder’s stock is to be acquired in a statutory share exchange; the corporation transfers all or substantially all of its assets; the corporation amends its charter in a manner that alters the contract rights of the outstanding stock and substantially adversely affects the stockholder’s rights; or the transaction is governed by, or exempted from, the business combination provisions of the MGCL. The availability of appraisal rights is subject to the limitations and exceptions set forth in the MGCL, including exceptions for shares listed on a national securities exchange.

Certain Anti-Takeover Effects of Maryland Law, the Articles, and the Bylaws

Voting Requirements for Extraordinary Transactions.

Under the MGCL, a Maryland corporation generally may not dissolve, merge or consolidate with, or convert into, another entity, sell all or substantially all of its assets, or engage in a statutory share exchange unless the action is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all the votes entitled to be cast) is specified in the corporation’s charter. As described above, our Articles provide that such actions may be authorized by the affirmative vote of the holders of a majority of the total number of shares of all classes outstanding and entitled to vote thereon.

Business Combinations with Interested Stockholders.

Under the MGCL, certain “business combinations” (including certain mergers, consolidations, recapitalizations, share exchanges and asset transfers, certain issuances and reclassifications of equity securities, the adoption of a plan of liquidation or dissolution, or the receipt by an interested stockholder of certain financial benefits) between a Maryland corporation and an “interested stockholder” are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder. An “interested stockholder” generally includes a person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock (after the corporation has had 100 or more beneficial owners of its stock), or an affiliate or associate of the corporation that was such a beneficial owner within the prior two-year period.

After the five-year moratorium, any such business combination must be recommended by the board of directors and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock, voting together as a single group, and (b) two-thirds of the votes entitled to be cast by holders of voting stock other than the interested stockholder (and its affiliates and associates), voting together as a single group, unless, among other conditions, stockholders receive a minimum price (as defined in the MGCL) for their shares. These provisions do not apply to business combinations that are approved or exempted by the board of directors prior to the time the interested stockholder becomes an interested stockholder.

Special Meetings of Stockholders.

The Bylaws and Articles provide that a special meeting of stockholders may be called by the Board and, subject to the procedures set forth in the Bylaws, by the Secretary upon the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.

Stockholder Action by Written Consent.

Under the MGCL, holders of Common Stock entitled to vote generally in the election of directors may take action by less than unanimous written consent in lieu of a meeting only if such action is authorized by the charter.

Amendment of Articles and Bylaws.

The Board may amend the Articles to increase or decrease authorized shares and to take certain other actions without stockholder approval as permitted by the MGCL; other amendments to the Articles require stockholder approval. The Board is empowered to adopt, amend, or repeal the Bylaws by the approval of a majority of the Whole Board, and the stockholders may adopt, amend, or repeal the Bylaws by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Authorized but Unissued Shares; Blank Check Preferred Stock.

The Board’s ability to issue authorized but unissued shares of Common Stock and to authorize and issue Preferred Stock with such rights, preferences, and privileges as the Board may determine, in each case without further stockholder approval, and to change the number of authorized shares without stockholder approval, may have the effect of delaying, deferring, or preventing a change in control of the Company.

No Cumulative Voting; Director Removal Only for Cause.

The absence of cumulative voting and the requirement that directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the voting power entitled to vote generally in the election of directors may also have anti-takeover effects.

Evaluation of Certain Offers.

The Articles authorize the Board, in evaluating certain business combinations, tender or exchange offers, or proposals by another party to make a tender or exchange offer or to effect a business combination, to consider the effect of the transaction on the Company and its constituencies, including as permitted by the MGCL.

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The foregoing summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Articles, the Bylaws, and the applicable provisions of the MGCL.